LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 3, 2021

Ms. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226

Dear Mr. Sutcliffe:

This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 129 to the Trust’s Registration Statement on Form N-1A filed September 29, 2021 (SEC Accession No. 0000894189-21-006978) (the “Amendment”) with respect to Grizzle Growth ETF (the “Fund”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust acknowledges the Staff’s comment and expects to file responsive correspondence at least five business days before the filing of the subsequent amendment.

2.Regarding all blanks within the Amendment, please ensure all information as required by Form N-1A is included within the documents prior to filing with the Commission.

Response: The Trust acknowledges the Staff’s comment and will complete all previously-incomplete information in accordance with Form N-1A prior to filing an amendment to the Fund’s registration statement.

Fees and Expense Table

3.Please confirm that there are no fee reimbursements or recoupments.

Response: The Trust confirms that there are no fee reimbursement or recoupment arrangements in place for the Fund.

4.Please confirm acquired funds fees and expenses (“AFFE”) for the Fund are not anticipated to exceed 0.01% or include AFFE as a separate line item in the Fund’s fee table.

Response: The Trust confirms that AFFE for the Fund is not anticipated to exceed 0.01%.

5.Please provide the one and three year expense examples.

Response: The Trust responds by providing the expense examples as follows:

1 Year: $77 3 Years: $240

Principal Investment Strategies

6.In the table, please clarify in the “Automobile Manufacturers” category disclosure whether hybrid automobiles are included.

Response: The Trust has revised the “Automobile Manufacturers” disclosure as suggested and as follows:

Companies in the business of creating electrified vehicles (including hybrid vehicles) and vehicles that run using other renewable sources of energy.

7.The Staff requests that a legal opinion from outside counsel be included as an exhibit to the registration statement confirming the Fund will comply with all applicable U.S. federal, state and foreign laws, including with respect to its investment in cannabis or psychedelic investments.

Response: The Trust will provide the Staff with a legal opinion stating that the Fund will comply with all applicable U.S. federal, state and foreign laws with respect to its cannabis and psychedelic investments.

8.In the table, please correct the disclosure in the Casinos and Gaming description to be online or brick and mortar.

Response: The Trust has made the requested revision.

9.In the table, please clarify in the “Financial Services” category disclosure whether blockchain, bitcoin futures or cryptocurrency/digital assets are included in this category. If so, the Staff may have additional comments.

Response: The Trust confirms that the Fund’s investments in the “Financial Services” category do not include blockchain, bitcoin futures or cryptocurrency/digital assets.

10.In the “Healthcare” category within the table, please provide a plain English definition of medical psychedelics, and explain supplementally the Fund’s basis that it will invest only in medical psychedelic companies that don’t violate the law (i.e., what due diligence is done and what controls are in place).

Response: The Trust has revised the “Healthcare” category description in the registration statement as follows:

Companies engaged in the genetic manipulation of microorganisms, the manufacturing of medicinal drugs and research and application of novel pharmaceutical formulations (including ~~medical~~ legally-derived psychedelic~~s~~ medicines that bind to specific serotonin receptors and cause changes in perception and cognition in the pursuit of treating mental diseases such as PTSD and clinically resistant depression).

The Fund also confirms supplementally that it will not invest directly in or hold ownership in any companies that engage in psychedelics-related business, unless permitted by federal, state and local laws of the relevant jurisdiction. The Fund intends to invest in companies conducting federally approved research, production and distribution in the psychedelics industry and will conduct due diligence to confirm each company is operating within the laws of the United States.

11.Please augment the description for the “Information Technology” category disclosure section of the table, as the theme discusses several hardware investments.

Response: The Trust has revised the “Information Technology” category description in the registration statement as follows:

Companies that create software programs and computer hardware for corporations and individual consumers and companies that provide equipment, an interconnected system or subsystem of equipment or software that is used in the acquisition, storage, manipulation, management, movement, control, display, switching, interchange, transmission or reception of data or information.

12.Please augment the “Materials” description in the table to include a plain English definition of “renewable energy ecosystems.”

Response: The Trust has revised the registration statement as follows:

Companies engaged in mining the raw materials that will support the growth in infrastructure and renewable energy ecosystems (e.g., solar panels, battery storage, wind turbines and hydrogen fuel cells)

13.Please provide the Fund’s definition of emerging market countries in the second paragraph following the table.

Response: The Trust has added the following sentence to the second paragraph following the table:

Emerging market countries are those countries with low- to middle-income economies as classified by the World Bank or included in any of the Morgan Stanley Capital International (MSCI) emerging markets indices.

14.Please disclose in plain English an explanation for risk managed call and put option spreads (i.e., investments in total return swaps, define total return swap).

Response: The Trust responds by noting that total return swaps will not be part of the Fund’s principal investment strategy and the Trust has revised the second paragraph under the table as follows:

The Fund’s portfolio is expected to consist of 30 to 60 equity securities, and may be comprised of common stock and depositary receipts of U.S. and foreign issuers of any market capitalization. The Fund’s exposure to foreign issuers may include issuers in both developed and emerging market countries. In addition, the Adviser may opportunistically invest in options to both enhance the Fund’s return and seek to provide downside risk protection for specific positions in the portfolio. The Adviser uses proprietary valuation models and analysis of historical portfolio profit and loss information to identify favorable risk-managed option trading opportunities, including use of covered calls~~risk-managed call and put option spreads options strategies~~ (selling calls on stock positions in the portfolio) and selling an option and buying another to bet on the direction of a stock while capping both the downside risk (i.e., risk of loss) and upside performance (i.e., limiting participation in any gain).

15.The Staff notes that if the Fund may invest in total return swaps, please define total return swaps and include a footnote to the fee table explaining the embedded costs of swaps and that the operating expenses of referenced assets are indirect expenses of the Fund and are not included in the fee table or expense example. Please also provide an estimate of such costs as a percentage of Fund assets.

Response: As noted in response to comment no. 14, the Trust has added a definition of total return swaps to the second paragraph under the table. The Trust also has added the requested footnote to the fee table.

Principal Investment Risks

16.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

17.Please consider tailoring the “Automobile Sector Risk” disclosure to address the risks associated with electric vehicles, given the Fund’s principal investment strategy.

Response: The Trust has revised the disclosure as follows:

Automobile Sector. The automobiles industry can be highly cyclical, and companies in the industry may suffer periodic operating losses. The automobiles industry also can be significantly affected by labor relations and fluctuating component prices. Companies in the automobiles industry, particularly those in the electric vehicles industry, may be affected by the obsolescence of existing technology, short product cycles, falling prices and profits, competition from new market entrants and general economic conditions. While most of the major manufacturers are large, financially strong companies, many others are small and can be non-diversified in both product line and customer base. Additionally, developments in automotive technologies (e.g., autonomous vehicle technologies) may require significant capital expenditures that may not generate profits for several years, if any. Companies in the automobiles industry may be significantly subject to government policies and regulations regarding imports and exports of automotive products. Governmental policies affecting the automotive industry, such as taxes, tariffs, duties, subsidies, and import and export restrictions on automotive products can influence industry profitability. In addition, such companies must comply with environmental laws and regulations, for which there may be severe consequences for non-compliance. Legislative or regulatory changes and increased government supervision also may affect companies in the automobiles industry.

18.Please revise the last sentence of the “Operational Risks of the Cannabis Industry” disclosure to clarify that cannabis is federally illegal under all circumstances.

Response: The Trust has revised the relevant sentence as follows:

Because~~Since~~ the cultivation, possession, and distribution of cannabis is in all circumstances ~~can be~~ illegal under United States federal law ~~under certain circumstances~~, federally regulated banking institutions may be unwilling to make financial services available to growers and sellers of cannabis.

19.The “Communications Services Sector Risk” disclosure does not appear to be tailored to the Fund’s principal investment strategy.

Response: The Trust has added the following disclosure to the “Communications Services Sector Risk” discussion:

Media content creation carries risks of changing consumer tastes and running afoul of FCC content guidelines, which could result in large fines or the loss of regulatory licenses. Media companies collect significant amounts of personal consumer data and are at risk of data breaches and fines for the unauthorized and unplanned public release of sensitive consumer data.

20.Please disclose whether the Psychedelics Sector is an industry rather than a sector.

Response: The Trust confirms that the reference to Psychedelics Sector is accurate based on the Fund’s reference of the Global Industry Classification Standards.

21.Please remove the second sentence in “Counterparty Risk,” as it is duplicative.

Response: The Trust has deleted the redundant sentence.

22.If derivatives are a principal investment strategy of the Fund, please include a more fulsome description of such investments in the principal investment strategy discussion.

Response: The Trust directs the staff to its response to comment no. 14, which notes the enhancements to the “Principal Investment Strategies” discussion to more clearly reflect the Fund’s derivatives investments.

23.Please confirm that expenses such as dividends paid on stocks sold short are included in the “Other Expenses” line item of the fee table or are a separate line item.

Response: The Trust so confirms.

Additional Information About the Fund

24.Please include a discussion of the Fund’s investment objective, strategies and policies in accordance with the requirements of Form N-1A, Items 9(a) and (b).

Response: The Trust believes the current Item 4 disclosure provides a complete and appropriate description of the Fund’s investment objective, strategies and policies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund. The Trust, therefore, respectfully declines the Staff’s comment.

25.As applicable, please provide information under Item 9(b)(1) Instruction 7 as a new section entitled, “Additional Information About the Fund - Active and Frequent Trading of the Portfolio.”

Response: The Fund does not expect to engage in active and frequent trading, and, therefore, no changes have been made in response to the above comment.

26.In the second paragraph of the “United States Regulatory Risks of the Cannabis Industry” Item 9 disclosure, please reconcile with the Item 4 disclosure that states “no drug product containing cannabis or cannabis extracts has been approved for use by the FDA”.

Response: The Trust has removed the aforementioned disclosure from the Item 4 discussion.

27.In the “Psychedelics Sector Risk” disclosure, please explain the term “psychedelic inspired drug.”

Response: The Trust has removed the term from the “Psychedelics Sector Risk” disclosure.

28.Please revise the “Derivatives Risk,” as it is currently too broad. Please see the 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives disclosure for guidance.

Response: The Trust has revised the relevant disclosure as follows:

Derivatives Risk. The Fund may invest in total return swaps and options to seek to gain market exposure, enhance return and provide downside risk protection. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include ~~The use of such derivatives may expose the Fund to risks in addition to and greater than those associated with investing directly in the instruments underlying those derivatives, including~~ risks relating to leverage, correlation (imperfect correlations with underlying instruments or the Fund’s other portfolio holdings), high price volatility, lack of availability, counterparty credit, liquidity, valuation and legal restrictions. The use of such derivatives also may expose the Fund to the performance of securities that the Fund does not own. The skills necessary to successfully execute derivatives strategies may be different from those for more traditional portfolio management techniques, and if the Adviser is incorrect about its expectations of market conditions, the use of derivatives also could result in a loss, which in some cases may be unlimited. Use of derivatives also may cause the Fund to be subject to additional regulations, which may generate additional Fund expenses. These practices also entail transactional expenses and may cause the Fund to realize higher amounts of short-term capital gains than if the Fund had not engaged in such transactions. The markets for certain derivatives, including those located in certain foreign countries, are relatively new and still developing, which may expose the Fund to increased counterparty credit and liquidity risks.

Certain of the derivatives in which the Fund invests are traded (and privately negotiated) in the OTC market. OTC derivatives are complex and often valued subjectively, which exposes the Fund to heightened liquidity, mispricing and valuation risks. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value to the Fund. In addition, OTC derivative instruments are often highly customized and tailored to meet the needs of the Fund and its trading counterparties. If a derivative transaction is particularly large or if the relevant market is illiquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price. As a result and similar to other privately negotiated contracts, the Fund is subject to counterparty credit risk with respect to such derivative contracts. Certain derivatives are subject to mandatory exchange trading and/or clearing, which exposes the Fund to the credit risk of the clearing broker or clearinghouse. While exchange trading and central clearing are intended to reduce counterparty credit risk and to increase liquidity, they do not make derivatives transactions risk-free. Certain risks also are specific to the derivatives in which the Fund invests.

The Trust also refers the Staff to the “Swap Agreements Risk” and “Options Risk” disclosures included as sub-risks to the “Derivatives Risk” disclosure.

29.Please revise the “Swap Agreements Risk” disclosure, as it is overly broad and should be tailored.

Response: The Trust has replaced the relevant disclosure with the following:

Swap Agreements Risk.The Fund may invest in total return swaps to gain market exposure. The Fund’s use of such derivative instruments involves risks different from or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include: (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) the risk of mispricing or improper valuation; (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index; and (iv) the credit risk of the underlying asset, rate, or index. In the event that the Fund executes a total return swap, it will likely do so as a total return receiver (and the counterparty to the Fund will execute the swap as the total return payor). The total return swap receiver generally is contractually obligated to pay the total return payer an index-based payment and an amount equal to the depreciation in the value of the asset referenced in the swap (or an amount which represents a decline in an index if an index is referenced in the swap). Both parties to the total return swap generally have contractual obligations to pledge credit support for the full and timely performance of their respective contractual obligations under the total return swap. If the Fund executes total return swaps, it risks the depreciation or decline in value of the asset or index referenced in the swap as well as the risk that the collateral posted by its counterparty declines in value or is not pledged in accordance with the swap documentation, or the risk that the collateral posted by the Fund in favor of the counterparty is not timely returned or is lost.

30.Please confirm whether securities underlying the ETF are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as an authorized participant that post collateral for certain trades on an agency basis.

Response: The Fund’s securities will not be traded outside a collateralized settlement system.

Statement of Additional Information

31.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).

Response: Communications between the Trust’s counsel and the SEC regarding this comment are ongoing and have not yet been resolved. Upon conclusion of such communications, if applicable, the Trust undertakes to file a supplement to the Fund’s registration statement reflecting any resolution.

*	*	*

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-765-6511.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary